UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                  FORM U-12(I)-B (ANNUAL STATEMENT)
                         Calendar Year 2002

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.   Name and business address of person filing statement.

     Jerry W. Yelverton, 1340 Echelon Parkway, Jackson, MS  39213

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

     None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

     Refer to companies listed in Item 4

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Entergy Nuclear Finance Holding Company - Director, President and
      Chief Executive Officer
     Entergy Nuclear Finance, Inc. - Director, President and Chief
      Executive Officer
     Entergy Nuclear Fitzpatrick, LLC - President and Chief Executive
      Officer
     Entergy Nuclear Fuels Company - Director, President and Chief
      Executive Officer
     Entergy Nuclear Generation Company - Director, Chairman,
      President and Chief Executive Officer
     Entergy Nuclear Holding Company - Director, President and Chief
      Executive Officer
     Entergy Nuclear Holding Company #1 - Director, Chairman and
      President and Chief Executive Officer
     Entergy Nuclear Holding Company #3 - Director, President and
      Chief Executive Officer
     Entergy Nuclear Indian Point 2, LLC - President and Chief
      Executive Officer
     Entergy Nuclear Indian Point 3, LLC - President and Chief
      Executive Officer
     Entergy Nuclear New Hampshire Investment Company, Inc. -
      Director, President and Chief Executive Officer
     Entergy Nuclear New York Investment Company I - Director,
      Chairman and President and Chief Executive Officer
     Entergy Nuclear New York Investment Company II - Director,
      Chairman and President and Chief Executive Officer
     Entergy Nuclear New York Investment Company III - Director,
      President and Chief Executive Officer
     Entergy Nuclear Operations, Inc. - Director, President and Chief
      Executive Officer
     Entergy Nuclear Vermont Investment Company - Director, President
      and Chief Executive Officer
     Entergy Nuclear Vermont Yankee, LLC - President and Chief
      Executive Officer
     Entergy Nuclear, Inc - Director, Chairman, President & Chief
      Executive Officer
     Entergy Operations, Inc. - Director, Chairman of the Board, and
      Chief Executive Officer
     Entergy Nuclear Potomac Company - Director, President and Chief
      Executive Officer
     Entergy PTB Holding Company - Director
     Entergy Retail Holding Company - Director
     Entergy Retail Louisiana LLC A - Assistant Secretary
     Entergy Services, Inc. - Executive Vice President and Chief
      Nuclear Officer
     System Energy Resources, Inc. - Director, Chairman of the Board,
      President and Chief Executive Officer
     TLG Services, Inc. - Director and Chairman

     My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy
     Regulatory Commission and members, officers and employees of such Commissions.

     The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

                       Salary or other compensation
          Name of      During Prior    To be    Person or company
         Recipient         Year      received   from whom received
                           (a)          (b)     or to be received
      J. W. Yelverton  $4,500.00*   $4,680.00** Entergy Services, Inc.

5(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine       $836.70
         expenses charged to client:
     (b) Itemized list of all other    No other expenses
         expenses:

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2001 and as a supplemental statement to such advance statement.


(Signed) /s/ J. W. Yelverton       Dated:  January 24 , 2002


 * Estimate 1% of time spent communicating with a member of Congress, FERC Staff or SEC Staff.
** This is an estimate.